May 29, 2020

Barbara C. Jacobs, Assistant Director

Office of Information Technologies and Services

U.S. Securities and Exchange Commission

Washington, DC 20549

Re:     TipMeFast, Inc.

POS AM to Registration Statement on Form S-1

Filed April 28, 2020

File No. 333-222880

Dear Ms. Jacobs:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”), TipMeFast, Inc. (the “Company”) hereby respectfully requests and applies for immediate withdrawal by the U.S. Securities and Exchange Commission (“SEC”) of its POS AM to Registration Statement on Form S-1 (File No 333-222880) (the “Registration Statement”) and all amendments thereto. The POS AM to Registration Statement was originally filed with the Commission on April 28, 2020 and the amendment on May 1, 2020.

The Company requests withdrawal of the POS AM Registration Statement as they should have made the filing as a selling shareholder S-1.

Please forward copies of the order consenting to the withdrawal of the Registration Statement to Byron Thomas, Esq. via email at Byron Thomas byronthomaslaw@gmail.com.

If you have any questions regarding this application for withdrawal, please call Byron Thomas, Esq. the Company’s counsel at 702 747-3103.

Very truly yours,

/s/ Raid Chalil

Raid Chalil, President